09/05 2003 11:13 FAX ☑001

AT'N: SRITA. DIANA LOPEZ DE: LIC. JORGE M. SANCHEZ L.

1/2



03058416

1-12632

FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECD S.E.C.
MAY 1 2 2003
1086

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

P.E.
5-1-03

For the Month of May 2003

GRUPO CASA SABA, S.A. DE C.V.
(Translation of registrant's name into English)

PROCESSED
MAY 1 2 2003
THOMSON FINANCIAL

Paseo de la Reforma, No. 215
Colonia Lomas de Chapultepec, C.P. 11000
Mexico, D.F.
Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO CASA SABA, S.A. DE C.V.

Date: May 9, 2003

By:
Name: Alejandro Sadurni
Title: Chief Financial Officer

Grupo Casa Saba, S.A. de C.V.

Table of Contents

GRUPO CASA SABA

2002 ANNUAL REPORT

Delivering a Better Quality of Life

SALES MIX

95.1%	3.9%	1.0%
Pharmaceuticals, Health, Beauty, and Consumer Goods	Publications	General Merchandise and Others

With our 22 distribution centers and more than 900 transportation units, we reach 22,000 clients daily


9
6
1
2
4
7
11
14
15
5
8
12
17
13
3
10
16
20
21
22
19
18

1 Ciudad Juárez
2 Chihuahua
3 Coatzacoalcos
4 Culiacán
5 Guadalajara
6 Hermosillo
7 La Laguna
8 León
9 Tijuana
10 Mérida
11 Monterrey
12 Morelia
13 Puebla
14 Reynosa
15 Tampico
16 Tuxtla
17 Veracruz

In the metropolitan area

18 Drogueros
19 Taxqueña
20 Vallejo
21 Centennial[1]
22 Citem[2]

[1] General Merchandise and Others
[2] Publications

CONTENTS

A CONSTANTLY GROWING ENTERPRISE

2002 was a year of operational growth and improvement in the financial structure of the Group, as well as re-engineering in the non pharmaceutical businesses. In 2001, the new Grupo Casa Saba maintained a focus on profitable growth by implementing a restructuring of operations and infrastructure. In 2000, Xtra Inmuebles acquired Grupo Casa Autrey, seeing the potential of the country's business sector, as well as an increase in the demand for pharmaceutical products on a national level.

RELEVANT FINANCIAL DATA

In millions of pesos as of December, 2002

SALES


18,207
18,000
16,000
14,000
12,000
10,000
8,000
17,191
17,162
00
01
02

OPERATING INCOME


702
900
800
700
600
500
400
300
200
100
624
671
00
01
02

NET INCOME


544
600
500
400
300
200
100
439
429
00
01
02

COST-BEARING LIABILITIES


398
800
700
600
500
400
300
200
100
751
722
00
01
02

In thousand pesos as of December, 2002	2000	2001	2002	% of Change 2002-2001
SALES	17,190,745	17,162,248	**18,207,422**	**6.1%**
COST OF SALES	15,403,596	15,324,493	**16,286,541**	**6.3%**
GROSS PROFIT	1,787,149	1,837,755	**1,920,881**	**4.5%**
GROSS MARGIN	10.4%	10.7%	**10.5%**	
OPERATING EXPENSES	1,162,862	1,166,897	**1,218,854**	**4.5%**
OPERATING EXPENSE MARGIN	6.8%	6.8%	**6.7%**	
OPERATING INCOME	624,287	670,858	**702,027**	**4.6%**
OPERATING MARGIN	3.6%	3.9%	**3.9%**	
EBITDA	735,215	776,701	**799,603**	**2.9%**
EBITDA MARGIN	4.3%	4.5%	**4.4%**	
NET INCOME	439,366	428,663	**543,930**	**26.9%**
NET MARGIN	2.6%	2.5%	**3.0%**	
COST-BEARING LIABILTIES	751,153	721,935	**398,000**	**-44.9%**

LETTER FROM THE CHAIRMAN OF THE BOARD

Dear Shareholders:

The year 2002 was one of big challenges and periods of nervousness because of the geopolitical and financial problems that occurred.

This environment affected economic growth levels not only in Mexico, but throughout the world, with the performance of most economic sectors being less than initially expected.

Grupo Casa Saba in general, including its Pharmaceuticals, Health, Beauty, and Consumer Goods divisions, was not unaffected by the factors mentioned above. Nevertheless, the solidity shown by the fundamentals of the Mexican Pharmaceutical Industry and our great operating efficiency and financial strength allowed us to achieve growth in the number of units moved as well as in total sales.

In this environment, the strategies implemented throughout the year were directed toward increasing profitability and sales levels. Likewise, our objective was to apply cash flow generated by the operation to the reduction of liabilities, to renovating transportation equipment, and to modernizing our operating, warehousing, and monitoring systems.

As a result of our strategy for using resources and the policy of strict control of costs and expenses with which we operate, Grupo Casa Saba generated, in the year 2002, an Operating Income of 702.03 million pesos and a Net Income of 543.93 million pesos, showing a growth of 4.65% and 26.89%, respectively, in relation to the figures reported in the year 2001.

We focus our efforts on making Grupo Casa Saba grow with transparency, social responsibility, and profitability

The cash flow generated by our operation allowed us to direct resources toward the payment of liabilities in the amount of 323.94 million pesos, obtaining a reduction during the year of the Group's Cost-Beraing liabilities of 44.87% and an increase of our interest coverage at 11.27 times.

One of our fundamental strategies during 2002 was to concentrate efforts on the development of our principal business, the distribution of pharmaceutical products. As a result, the Private Pharma, Government Pharma, and Health, Beauty, and Consumer Goods divisions generated 95.10% of our total sales, achieving together an annual increase of 7.06% with an amount of 17,314.55 million pesos.

The Publications and General Merchandise divisions together represented 4.90% of the Group's sales, standing out in the first, the implementation of a process of restructuring and reorganization that strives to increase their profitability levels and which we hope will be completed in 2003.

Grupo Casa Saba is one of the largest companies in Mexico, with annual sales greater than $1,700 million dollars

We believe that on the global level, Grupo Casa Saba's results were positive and encouraging in the year 2002, and that they had favorable repercussions in the stock market performance of its stocks on the securities markets. We are proud to report that Grupo Casa Saba's stock performance in the year 2002 was outstanding on the Bolsa Mexicana de Valores (Mexican Securities Exchange) as well as in the Mexican ADRs that are quoted on the New York Stock Exchange.

With reference to the topic of transparency and corporate governance, at Grupo Casa Saba we comply with the requirements demanded by the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission) and the Bolsa Mexicana de Valores (Mexican Securities Exchange), as well as the regulations stipulated by the Securities and Exchange Commission and the New York Stock Exchange in the United States of America.

Since 2001, Standard & Poor's has granted Grupo Casa Saba corporate standing, which, reflecting the group's positive results in recent years, was raised to mxA+ with a positive perspective.

Our expectations for the year 2003 rest upon a major increase in the economy and employment, which we hope will have a positive impact on our most important market, Private Pharma.

We are aware that volatility will continue, for which reason we will be constantly watching the evolution of our markets in order to be proactive in the implementation of strategies that will ensure good performance.

Grupo Casa Saba's efforts will always be directed toward increasing the Group's value, always taking care of its social responsibility and extending these benefits to our society, employees, suppliers, clients, and stockholders.

NET INCOME

In millions of pesos as of December 2002


544
600
500
439
429
400
300
200
100
00
01
02

Isaac Saba Raffoul
Chairman of the Board

Manuel Saba Ades
Chief Executive Officer



2002

Innovative marketing and operational strategies are implemented, and the good market positioning and the quality of our service allow us to take advantage of the dynamism of the pharmaceutical sector.

2001

Profitability growth is the defined strategy. The relationships with more than [illegible]50 providers are strengthened, and restructuring and relocation of warehouses are carried out, as well as an important renovation of transportation units.

2000

Pharmaceuticals, Health, Beauty, and Consumer Goods are defined as the principal business lines of the Group, and the established strategy is that of maintaining a profound commitment of service to clients and suppliers.

[illegible]livery of products
[illegible] on order

PHARMACEUTICALS, HEALTH, BEAUTY, AND CONSUMER GOODS DIVISION

We increase competitiveness by having better infrastructure and distribution logistics

In the year 2002, the Pharmaceutical, Health, Beauty, and Consumer Goods divisions represented 95.10% of Grupo Casa Saba's total sales. In terms of growth, these divisions reflected an annual increase of 7.06%

To a large extent, the Group's consolidated increase in sales came mainly from the solid performance recorded by these divisions throughout the entire year. It is important to stress that although 2002 did not reflect an important economic growth, the mexican pharmaceutical sector continued showing a solid performance, product of a growing demand by the public for health services as well as medications.

Given the above, the commercialization of pharmaceuticals and of products oriented toward health care and beauty proved to be defensive throughout the year against the not so dynamic economic scenario that was witnessed.

PHARMACEUTICALS, HEALTH, BEAUTY, AND CONSUMER GOODS SALES

In millions of pesos as of December, 2002


17,315
18,000
17,000
16,173
16,005
16,000
15,000
14,000
13,000
12,000
00
01
02

We are prepared to keep growing, providing greater value-added to our clients

In general terms, the private market of pharmaceutical product distribution recorded growth in the year 2002 at the unit level, as well as at the price level. Within this environment, Grupo Casa Saba maintained a market participation level very similar to the one recorded in previous years, and which places it among the leaders in the distribution of pharmaceutical products in the Mexico.

Our division, Farma Gobierno (Government Pharma), where we recorded sales made to government hospitals and clinics, also showed a positive annual performance, achieving participation above total sales of nearly 4.00%. The growth of this division was encouraging, noticing an increase in its income of 19.40% over that recorded the year before.

In terms of our suppliers, Grupo Casa Saba made important efforts throughout the year toward improving relations with them, thus strengthening the chain of the national pharmaceutical industry.

We visualize this division as the one with the greatest growth for the short and medium term

Among the additional services we offer, we also performed important updates, as was the launching of our new Hiperdaty system, through which we offer to our suppliers queries on brand sales and presentations in executive summaries by cities and store types.

With reference to our clients and the service we offer them day by day, throughout the year we carried out campaigns for continual improvement of routes, sales people, and operations of our warehouses, achieving greater efficiency and quality in our service.

In the year 2002, our fleet of delivery vehicles continued self renewal, reaching an average obsolescence of 3.5 years, and our sales people began a process of renovation of their electronic sales equipment (point-of-sale terminals), which will allow us not only to offer our clients better service, given the information we can provide to them, but also it will help us reduce operation failures and get faster feedback concerning market needs.

PHARMACEUTICALS, HEALTH, AND BEAUTY, AND CONSUMER GOODS PARTICIPATION



2002
95.1%
2001
94.2%
2000
93.1%

By innovating systems and service, we will remain among the market leaders

Our warehouses were also the object of important changes in their operation and product control, most of them reaching high levels of operating efficiency.

During the year 2002, our sales mix continued to show a greater weight toward traditional channel clients or traditional pharmacies than toward pharmacies and retail chains. We are proud to say that we distributed daily more than 1.2 million Pharmaceuticals, Health, and Beauty and Consumer Goods products to practically every point in Mexico in less than 24 hours, thus fulfilling a commercial as well as a social responsibility.

At Grupo Casa Saba, we continue viewing our Pharmaceuticals, Health, Beauty, and Consumer Goods division as one with the greatest growth, for the short term as well as the medium term, given the increased demand for this type of product that is recorded year after year, and also because of the opportunities that the possible opening of the public sector can show.



Computorize process for delivering product orders


Guía de los
OCÉANOS
EL GRAN LIBRO
DESPLEGABLE DEL
CUERPO
El Gran Libro
Desplegable
Del
Busca y encuentra




4ruedas
LETRAS
PIEL
MURCIÉLAGO


La derecha
y la izquierda
Ángela del mar

2002

process of administrative and operating restructuring is implemented, which seeks to improve the levels of operating efficiency and profitability.

2001

Relocates its principal distribution center and captures the distribution of new publications of outstanding publishers, increasing its market share.


primer
diccionario


Contar
Colores
Números
Formas
Opuestos
Guía de los
OCÉANOS

2000

Its strong market share allows it to increase the penetration of new and traditional products and to strengthen market positions.



Selection, supply and replacement of book and magazine titles

PUBLICATIONS DIVISION

A leader in the distribution of publications, due to its level of service and range of products

Our CITEM division, a distributor of more than 40% of the books and magazines sold in Mexico, ended the year with results lower than those recorded in the year 2001. This performance was a product of a weak economy as much as of implementing, in the second quarter of 2002, a process of administrative and operational restructuring, which seeks to improve the operation and services offered to the publishers and the end clients.

In order to achieve a substantial improvement in the operation of CITEM, important investments were made in systems that we estimate will allow us to not only have better internal information for decision making, but also to offer publishers online information about their products, which should lead to an improvement in their operations.

Because of the value-added services it is creating, CITEM is positioned to become the leading choice for book and magazine publishers in Mexico

CITEM SALES

In millions of pesos as of December, 2002



704
800
756
770
700
600
500
400
300
200
100
0
00
01
02

Similarly, a program was implemented for updating infrastructure, through which we have renovated and/or improved to a great extent the transportation fleet. The warehouses have been remodeled, and in some cases, enlarged, and greater resources have been directed towards the re-engineering of routes and segmentation of products.

Through these programs, we estimate that CITEM will continue to be one of the leaders in the distribution of books and magazines in Mexico, offering attractive value-added Services to the publishers.

GENERAL MERCHANDISE AND OTHERS DIVISION

Offers clients and suppliers the platform of a marketing and sales company

During 2002, our division of General Merchandise and Others (GMO) showed a decrease in the bottom line with respect to 2001. This behavior was caused by a rebalance of several product lines that included the incorporation of new items that we estimate will have a better performance.

The product distribution in Mexico, particularly those that are not Pharmaceuticals, shows a high growth potential due to the requeriments that national and foreign enterprises have, since the commercial sector in Mexico has an elevated fragmentation.

In the same way, there is a demand for distribution value-added Services, since the products in order to have position in the market, requieres not only good strategies and succesful advertising campaigns, but also, a distribution capacity that allows them to reach the sales points for wich they are directed. Similarly, the market and competition generates a necessity of feedback about their behavior.

In GMO we are finding the way to cover the necessities of this sector, taking advantage of the knowledge and experience of Grupo Casa Saba in national level distribution and in different sales channels.

Its capacity for penetration makes it an excellent choice in the general merchandise and exclusive products segment

The goal of our GMO division is to position itself in the different channels for the sale of consumer products and exclusive products that require value-added services. Likewise, GMO seeks to offer suppliers additional services for the distribution of their products, which on occasion are vital for launching as well as for penetration, maintenance, and/or the growth of their markets.



NutraSweet
Canderel
Saridon
CureBand
Brunswick
Sardinas
Ostiones Ahumados
Mexsana
Toblerone
LECTRONIC KEYBOARD

2002

Carries out a rebalancing of product lines, incorporating new lines and strategies of administrative and operating controls.

2001

Redefines its operation in order to offer a more complete business platform to its clients and suppliers.

2000

An operating and administrative restructuring is carried out, focusing its operations on activities that allow greater return on investment.

DIRECTORS

Isaac Saba Raffoul	Chairman of the Board
Manuel Saba Ades	Vice Chairman
Moisés Saba Ades	Vice Chairman
Alberto Saba Ades	Vice Chairman
Gabriel Saba D'Jamus	Board Member
Alejandro Sadurni Gómez	Board Member
Raúl Fernández Diaque	External Board Member
Agustín Rodríguez Legorreta	External Board Member
Juan Moguel Kuri	External Board Member
Francisco Fuentes Ostos	Secretary of the Board
Manuel Sáinz Meixueiro	Statutory Examiner

OFFICERS

Manuel Saba Ades	Chief Executive Officer
Gabriel Saba D'Jamus	Executive Vice President
Alejandro Sadurni Gómez	Director of Administration and Finance
Jorge García Barrios	IT Director
Fernando Torres Suárez	Purchasing Director
Norberto Mouret Polo	Human Resources Director
Ricardo Ríos Cárdenas	Director of Operations and Sales, Northen Zone
Óscar Gutiérrez Melgar	Director of Operations and Sales, Southern Zone
Jesús Guerra de Luna	Legal Affairs Director

MANAGEMENT DISCUSSION & ANALYSIS OF OPERATION RESULTS AND FINANCIAL POSITION

The analysis below should be read in conjunction with the Letter From the Chairman to the stockholders, the Consolidated and Audited Financial Statements, and the notes that accompany them, which form part of this annual report. Below is presented a comparative analysis of the fiscal years ending December 31 of 2002 and 2001.

Net Sales

Net sales for fiscal year 2002 amounted to 18,207.42 million pesos, representing an increase of 6.09% over 2001, reaching the highest sales volume in the Group's history.

The increase in sales is a reflection of the solid growth shown by the national pharmaceutical sector, and in particular, the Farma Privada division, which continued as the primary driver of sales growth for Grupo Casa Saba.

Sales by Division:

- Private Pharma showed a 6.92% increase during the fiscal year, a result of Farma's market growth as well as the solid performance of our commercial strategies.
- Government Pharma showed positive behavior during the whole year, recording a 19.40% increase over the previous year. This increase is a response to a greater demand for pharmaceutical products by government hospitals and institutions.
- Health, Beauty, and Consumer Goods showed an annual increase of 3.82% as a result of a dynamic market, as well as the solid market positioning that Casa Saba maintains.
- Following the second quarter of the year, Publications went through a period of operating and administrative restructuring which seeks to improve the levels of operating efficiency and profitability per segment in this division. Likewise, the market that this type of product targets did not record very dynamic results, influenced by the economic environment that was witnessed. The above explains the 8.49% decrease shown in sales for this division.
- General Merchandise and Others (GMO) showed a 14.19% decrease in sales due to the fact that it continued with its process of incorporating lines of general merchandise distribution and rebalancing of previous lines.

Cost of Sales

Cost of sales in 2002 was 16,286.54 million pesos, a value that was 6.28% higher than that of 2001. The increase in cost of sales caused the gross margin to change from 10.71% in 2001 to 10.55% in this fiscal year.

Gross income for the period amounted to 1,920.88 million pesos, representing an increase of 4.52% over 2001.

Operating Expenses

Operating expenses in the year 2002 were 1,218.85 million pesos, representing an increase of 4.45% over 2001. This increase is result of our strict policy of cost control, and allowed the ratio of expenses to sales to decrease from 6.80% in 2001 to 6.69% in this fiscal year.

Operating Income

Operating income for 2002 was 702.03 million pesos, figure 4.65% higher than that seen in 2001. The operating margin was 3.86%, representing a decrease of 5 basis points from that reported in 2001.

Operating Income Plus Depreciation and Amortization

Operating income plus depreciation and amortization in 2002 was 799.60 million pesos, comparing favorably with the 776.70 million pesos of fiscal year 2001. This represents a 2.95% increase.

Total Financing Cost

Total financing cost for the year 2002 was 15.53 million pesos, which, compared to the 149.80 million pesos of fiscal year 2001, represents a decrease of 89.64%. The reduction is basically a product of lower interest paid, which decreased 61.57% in the year. At the same time, interest earned increased 194.17%, which was added to greater income from exchange rates and monetary positioning.

Provisions for Taxes and Employee Profit-Sharing

Provisions for taxes and employee profit-sharing during this fiscal year amounted to 148.50 million pesos, a figure 19.40% higher than that seen in fiscal year 2001. The provision for taxes and PTU (employee profit-sharing) amounted to 21.45% of pre-tax income.

Majority Net Profit

Net profit for the year 2002 amounted to 543.93 million pesos, a figure 26.89% higher than that of 2001. Consequently, the net margin for 2002 increased 49 bp (basis points) to 2.99%.

Cost-Bearing Liabilities

During the year, we maintained our strategy of reducing liabilities, directing a good portion of the cash generated by the group to payment of long-term debts. In this way, Cost-Bearing Liabilities at the close of fiscal year 2002 amounted to 398.00 million pesos, a decrease of 44.87% over fiscal year 2001. We are pleased to report that with the balance of liabilities and expenses reported, we fulfilled one of the principal goals set out for the year.

Our financial statements show strength, with the ratio of Ebitda plus interest earned to interest paid of 11.27 times, and a value of Cost-Bearing liabilities to shareholder's equity of 13.35%.

Audited Financial Statements

Grupo Casa Saba, S.A. de C.V. and Subsidiaries

As of December 31, 2001 and 2002
and Auditors' Report

Content

Grupo Casa Saba, S.A. de C.V. and Subsidiaries

REPORT OF COMMISARY

To the Stockholders of
Grupo Casa Saba, S. A. de C. V.:

In my capacity as statutory auditor and in performance of the provisions set forth in Article 166 of the General Corporate Law and the bylaws of Grupo Casa Saba, S. A. de C. V., I hereby submit my opinion to you concerning the accuracy, sufficiency, and reasonableness of the consolidated and individual financial information that the Board of Directors has presented to you, with regard to the course of business of the Company for the year ended December 31, 2002.

I have attended the stockholders' meetings and board of directors' meetings to which I have been called. I have further obtained the information concerning the transactions, as well as documentation and records that I deemed necessary to review from the directors and managers. My review has been conducted in accordance with the generally accepted auditing standards in Mexico.

In my opinion, the accounting criteria and information followed by the Company, considered by the managers to prepare the consolidated and individual financial information they have presented to the stockholders at this meeting, are appropriate, and sufficient, and consistently applied with prior year. Therefore, that information accurately, reasonably, and sufficiently reflects the financial position of Grupo Casa Saba, S. A. de C. V., and the consolidated financial position with their subsidiaries as of December 31, 2002, and the consolidated and individual results of their operations, stockholders' equity, and the changes in their financial position for the year then ended, in conformity with the generally accepted accounting principles in Mexico.

Very truly yours,



Manuel Sainz Meixueiro, C.P.A.
Statutory Auditor

Mexico City, Mexico
February 19, 2003

Grupo Casa Saba, S.A. de C.V. and Subsidiaries
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Certified Public Accountants
Member Firm of
Grant Thornton



To the Stockholders of
Grupo Casa Saba, S.A. de C.V.:

We have audited the accompanying consolidated balance sheets of GRUPO CASA SABA, S. A. DE C. V. AND SUBSIDIARIES (all incorporated in Mexico and collectively referred to as the "Group") as of December 31, 2001 and 2002, and the related consolidated statements of income, stockholders' equity, and changes in financial position for the years then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the generally accepted auditing standards in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, and that they are prepared in accordance with the generally accepted accounting principles in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Casa Saba, S.A. de C.V. and Subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations, stockholders' equity, and the changes in their consolidated financial position for the years then ended, in conformity with the generally accepted accounting principles in Mexico.

SALLES, SAINZ - GRANT THORNTON, S.C.



José Antonio Guzmán Durán, C.P.A.

Mexico City, Mexico
February 19, 2003

Grupo Casa Saba, S.A. de C.V. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

As of December 31, 2001 and 2002

(Amounts stated in thousands of 2002 year-end constant Mexican Pesos)

ASSETS

	2001	2002
CURRENT		
Cash and cash equivalents	$ 95,412	$ 61,648
Accounts receivable, net	2,847,563	3,235,346
Inventories, net	2,818,754	2,934,244
Prepaid expenses	10,581	13,718
Total current assets	5,772,310	6,244,956
PROPERTY AND EQUIPMENT, net	1,004,396	974,580
OTHER ASSETS, net	62,102	51,389
GOODWILL, net	256,185	234,117
Total assets	$ 7,094,993	$ 7,505,042

LIABILITIES

	2001	2002
CURRENT		
Current maturities of long-term debt	$ 321,330	$ 355,004
Trade accounts payable	3,294,863	3,554,618
Other payables and accrued liabilities	45,500	75,541
Employee profit sharing	228	3,443
Total current liabilities	3,661,921	3,988,606
LONG-TERM DEBT	400,605	42,996
RESERVE FOR RETIREMENT PENSIONS AND SENIORITY PREMIUM	-	18,542
DEFERRED INCOME TAX	258,975	473,925
Total liabilities	4,321,501	4,524,069
STOCKHOLDERS' EQUITY		
Capital stock	920,963	920,963
Premium on stock sold	712,895	712,895
Reserve for share repurchases	870,510	870,510
Retained earnings	1,409,683	1,953,613
Deficit on restatement	(1,107,208)	(1,443,657)
Accrued deferred income tax effect	(33,351)	(33,351)
Total stockholders' equity	2,773,492	2,980,973
Total liabilities and stockholders' equity	$ 7,094,993	$ 7,505,042

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Casa Saba, S.A. de C.V. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2001 and 2002

(Amounts stated in thousands of 2002 year-end constant Mexican Pesos, except per share data)

	2001	2002
Net sales	$ 17,162,248	$ 18,207,422
Cost of sales	15,324,493	16,286,541
Gross profit	1,837,755	1,920,881
Operating expenses:		
Selling	474,747	536,492
Administrative	692,150	682,362
	1,166,897	1,218,854
Operating income	670,858	702,027
Comprehensive cost of financing, net:		
Interest income	(2,607)	(7,669)
Interest expense	186,320	71,602
Exchange gain, net	(922)	(2,701)
Gain on monetary position	(32,991)	(45,706)
	149,800	15,526
Other income, net	(31,978)	(5,928)
Income before provisions	553,036	692,429
Povisions for:		
Income tax	36,790	166,601
Income tax offset by prior year tax loss carryforwards	-	(125,660)
Asset tax	-	8,617
Recovery of asset tax paid in prior years	-	(40,596)
Deferred income tax	87,461	136,366
	124,251	145,328
Employee profit sharing	122	3,171
	124,373	148,499
Net income	$ 428,663	$ 543,930
Net income per share	$ 1.615	$ 2.049
Weighted average shares outstanding (in millions)	265,419	265,419

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Casa Saba, S.A. de C.V. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the years ended December 31, 2001 and 2002

(Amounts stated in thousands of 2002 year-end constant Mexican Pesos)

	Capital stock		
	Historical	Restatement	Premium on stock sold
BALANCES AS OF JANUARY 1, 2001	$ 167,903	$ 753,060	$ 712,895
Comprehensive income	--	--	--
BALANCES AS OF DECEMBER 31, 2001	167,903	753,060	712,895
Comprehensive income	--	--	--
BALANCES AS OF DECEMBER 31, 2002	$ 167,903	$ 753,060	$ 712,895

The accompanying notes are an integral part of these consolidated financial statements.

Reserve for share repurchases	Retained earnings	Deficit on restatement	Accrued deferred income tax effect	Total
$ 870,510	$ 981,020	$ (899,191)	$ (33,351)	$ 2,552,846
--	428,663	(208,017)	--	220,646
870,510	1,409,683	(1,107,208)	(33,351)	2,773,492
--	543,930	(336,449)	--	207,481
$ 870,510	**$ 1,953,613**	**$ (1,443,657)**	**$ (33,351)**	**$ 2,980,973**

Grupo Casa Saba, S.A. de C.V. and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

For the years ended December 31, 2001 and 2002

(Amounts stated in thousands of 2002 year-end constant Mexican Pesos)

	2001	2002
Operating activities:		
Net income	$ 428,663	$ 543,930
Add - Non cash items:		
Depreciation and amortization	105,843	97,576
Allowance for doubtful accounts	32,011	93,022
Loss on sale of property and equipment	12,066	5,887
Provision for retirement pensions and seniority premium	-	15,025
Deferred income tax	87,461	136,366
	666,044	891,806
Changes in assets and liabilities:		
(Increase) decrease in:		
Accounts receivable	(437,876)	(480,805)
Inventories	(543,733)	(451,939)
Prepaid expenses	2,126	(3,137)
Trade accounts payable	113,933	259,755
Other payables and accrued liabilities	1,544	30,041
Employee profit sharing	(5,607)	3,215
	(869,613)	(642,870)
Net cash (used in) provided by operating activities	(203,569)	248,936
Financing activities:		
Bank loans, net of payments made	2,308	(285,000)
Effect in change of bank loans due to the restatement	(31,525)	(38,935)
Deferred income tax	76,131	78,584
Net cash used in (provided by) financing activities	46,914	(245,351)
Investing activities:		
Additions of property and equipment, net of retirements	9,435	37,661
(Decrease) increase in other assets	(5,199)	3,205
Reserve for retirement pensions and seniority premium	-	(3,517)
Net cash used in investing activities	4,236	37,349
Net (decrease) in cash and cash equivalents	(160,891)	(33,764)
Cash and cash equivalents at beginning of year	256,303	95,412
Cash and cash equivalentsat end of year	$ 95,412	$ 61,648
Supplementary information:		
Income tax and asset tax paid	$ 39,937	$ 101,508
Employee profit sharing paid	$ 6,092	$ 119
Interest paid	$ 190,087	$ 60,684

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Casa Saba, S.A. de C.V. and Subsidiaries
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2001 and 2002

(Monetary amounts stated in thousands of 2002 year-end constant Mexican Pesos, except as indicated otherwise)

NOTE 1 Explanation added for translation into English:

The accompanying consolidated financial statements have been translated from Spanish into English for the convenience of readers outside of Mexico. These financial statements are prepared in accordance with the generally accepted accounting principles in Mexico ("Mexican GAAP"), which are described in Note 3) hereinbelow. Certain accounting practices applied by Grupo Casa Saba, S.A. de C.V. and its subsidiaries in accordance with Mexican GAAP differ from the generally accepted accounting principles in the United States of America ("U.S. GAAP"), and in other countries. A partial reconciliation of consolidated net income and stockholders' equity to U.S. GAAP is shown in Note 15) hereinbelow.

NOTE 2 Activities of the Company:

Grupo Casa Saba, S.A. de C.V. (the "Company"), through its consolidated subsidiaries (all incorporated in Mexico and collectively referred to as the "Group"), is engaged in the distribution of pharmaceutical products, as well as health-and-beauty/other products, entertainment products (including magazines and books), food /nonperishable products, and office/ electronics products. The Group distributes these five products lines through its distribution network to supermarket chains, pharmacies, both private and governmental, and to retail customers throughout Mexico. The Group does not maintain separate operating results for each of its five product lines, and as a result it considers all of its operations as, and reports the results of all its operations to management as, a single business segment. Revenue attributable to each of the five products lines are shown in Note 13) hereinbelow.

The Company holds substantially all of the issued and outstanding capital stock of the following subsidiaries, that are members of the Group:

		Economic interest (Direct or indirect)	
		2001	2002
Casa Saba, S.A. de C.V.	(Casa Saba)	99.9%	99.9%
Drogueros, S.A. de C.V.	(Drogueros)	99.9%	99.9%
Grupo Mexatar, S.A. de C.V.	(Mexatar)	99.9%	99.9%
Centennial, S.A. de C.V.	(Centennial)	99.9%	99.9%
Transportes Marproa, S.A. de C.V.	(Marproa)	99.9%	99.9%
Servicios Corporativos Saba, S.A. de C.V. (formerly Inmobiliaria Tarik, S.A. de C.V.)	(Servicios Corporativos Saba)	99.9%	99.9%
Distribuidora Casa Saba, S.A. de C.V.	(Distribuidora Saba)	99.9%	99.9%
Others companies (real estate and services companies)		99.9%	99.9%

During 2001 and 2002, the Group established the following negotiating, diversification, and sales strategies to strengthen its consolidated operations. The Group's management constantly reviews these strategies to adapt to any economic changes that arise.

a. In December 2001, as a part of an internal reorganization of the Group's operations, the management entered into the agreements discussed below to strengthen its corporate structure, as well as to facilitate the transactions carried out by some of the consolidated subsidiaries that comprise it. Those agreements did not change the Group's consolidated financial position in any way as of December 31, 2001.

- Through an assignment of rights agreement dated July 1, 2001, Casa Saba ("assignor") assigned the balance of its accounts receivable owed by the Company at that date. That assignment was made to another consolidated subsidiary of the Group denominated Inmuebles Visosil, S.A. de C.V. ("Visosil" and/or the "assignee") in the amount of $850,000 ($917,476 at *fiscal year-end constant Mexican Pesos). This receivable applied to certain* amounts lent to the Company in cash by Casa Saba. At the General Ordinary Stockholders' Meeting held on July 2, 2001, the stockholders of Visosil resolved a capital stock increase in the amount referred to above, paid in full by Casa Saba by capitalizing the liability derived from the assignment of rights agreement. As a result, Casa Saba obtained 79.2% of the issued and outstanding capital stock of Visosil.

- In order to have absolute control of Visosil through Casa Saba, the Company sold the remaining 20.7% of its ownership stake in Visosil to Casa Saba, through a stock purchase agreement dated December 17, 2001. The aggregate purchase price amounted to $274,000 ($289,619 at fiscal year-end constant Mexican Pesos). That amount reduced the payable that the Company had with Casa Saba. That transaction generated a loss that amounted to $6,798 ($7,186 at fiscal year-end constant Mexican Pesos), the amount of which was eliminated in the consolidated statement of income, in accordance with Mexican GAAP. This provision is virtually identical to U.S. GAAP.

- Through a stock purchase agreement dated December 17, 2001, the Company sold 100% of its equity stake in Drogueros. This equity stake represented 99.9% of the issued and outstanding capital stock of Drogueros. That sale was made to Visosil in order to have absolute control of Drogueros concentrated in Visosil. The aggregate purchase price amounted to $300,000 ($317,100 at fiscal year-end constant Mexican Pesos). That amount reduced the payable that the Company had with Visosil. That transaction generated a loss in the amount of $8,323 ($8,797 at fiscal year-end constant Mexican Pesos), the amount of which was eliminated in the consolidated statement of income, in accordance with Mexican GAAP. This provision is virtually identical to the U.S. GAAP.

b. Effective July 2, 2002, through a unanimous resolution adopted by its stockholders, the subsidiaries Inmobiliaria Dejanira, S.A. de C.V. and Uno a Uno, S.A. de C.V. changed its corporate name to Servicios Corporativos Drogueros, S.A. de C.V. and Distribuidora Drogueros, S.A. de C.V., respectively. These consolidated subsidiaries are engaged in rendering some specialized personnel services to Drogueros, principally. These services consist of administrative, legal, accounting, tax, finance, treasury, and electronic data processing services.

c. At the General Ordinary and Extraordinary Stockholders' Meeting held on April 25, 2002, the stockholders approved the amendment to the Company's bylaws to adapt them to the most recent amendments enacted to the Securities Market Law, published in the Official Daily Gazette on June 1, 2001. Those amendments contemplate increased transparent information and improved corporate managing ability of companies.

NOTE 3 Basis of presentation:

These financial statements are prepared based on the Mexican GAAP described in Note 4) hereinbelow. Certain accounting practices applied by the Group in accordance with Mexican GAAP differ from U.S. GAAP. A partial reconciliation of the reported net income and stockholders' equity under Mexican GAAP to U.S. GAAP is included in Note 15) hereinbelow.

NOTE 4 Significant accounting policies:

a. Use of estimates

Preparing the accompanying financial statements requires the Group's management to make certain estimates and use certain assumptions to determine the reported amount of some assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses incurred during the periods. Actual results can differ from these estimates.

b. Basis of consolidation

The Group's financial statements are presented on a consolidated basis under Mexican GAAP. The Group's consolidated financial statements include the results of operation of the Company and those of all of its subsidiaries (controlled directly or indirectly, acquired, newly incorporated, disposed of, and/or those of its subsidiaries in which Group maintains administrative control) from the date on which they were acquired, incorporated, and/or the Group maintains administrative control up to the date when they were sold and/or at the year-end of the last year reported.

The consolidated financial statements have been prepared at same date and for the same period. All significant intercompany balances and transactions have been eliminated from the Group's consolidated financial statements. The Group holds substantially all of the issued and outstanding capital stock of each of its consolidated subsidiaries referred to in Note 2) above.

c. **Recognition of the impact of inflation on the financial information**

In accordance with Bulletin B-10, "Recognition of the Impact of Inflation on the Financial Information", as amended ("Bulletin B-10"), the Group restates its consolidated financial statements in terms of the purchasing power of the currency as of the year-end of the last period reported, thereby comprehensively recognizing the impact of inflation. Consequently, the amounts of the financial statements for both the current year and prior year are comparable between them, since all amounts are stated in terms of Mexican Pesos of the same purchasing power. Accordingly, all prior year financial statement amounts presented herein differ from those originally reported to restate changes in Mexican Pesos of purchasing power since prior year. .

The impact of inflation on the financial information is recognized in accordance with Bulletin B-10 by applying the following procedures:

i) The amounts of the accompanying consolidated financial statements and the accompanying notes are presented for comparative purposes in Mexican Pesos of purchasing power as of December 31, 2002, by applying the inflation factor derived from the National Consumer Price Index (the "NCPI").

ii) Revenues and expenses related to monetary items are restated from the month in which they occur up to year-end, by applying the NCPI. Expenses related to nonmonetary items as cost of sales and depreciation are restated as of the date on which inventories are sold, and/or the time when property and equipment are depreciated based on the restated value of those assets, and from the date when they were expensed up to fiscal year-end, based on the applicable NCPI factor.

iii) The gain or loss on monetary position represents the gain or loss of holding monetary assets and monetary liabilities whose purchasing power is affected by inflation. The gain or loss on monetary position is determined by applying the NCPI to the consolidated average net monetary position at beginning of each month, which amount is subsequently restated in terms of the purchasing power of the Mexican Peso at fiscal year-end by applying the relevant restatement factor. As of December 31, 2001 and 2002, the Group's consolidated monetary position represented a loss in the amount of $31,212 ($32,991 at fiscal year-end constant Mexican Pesos) and $45,706, respectively, the effect of which was included in the statement of income in the line item "Comprehensive cost of financing".

iv) Inventories are initially recorded at acquisition cost. They are subsequently restated to their replacement cost. Restated inventory values do not exceed their net realizable values.

v) Property and equipment are initially recorded at acquisition cost. Effective 1997, those fixed assets, along with their depreciation, are restated based on the "adjustments due to changes in the general price level method" by applying the NCPI to the value of those assets determined by an appraisal performed by independent experts as of December 31, 1996 (except for Drogueros, as discussed in Note 7) hereinbelow), as well as to the historical cost of acquisitions made subsequent to that date.

Depreciation is calculated on the restated value of fixed assets, by using the straight-line method based on the remaining economic useful lives thereof. The remaining economic useful lives were estimated by independent experts as of December 31, 1996, as well as by the Group's management for acquisitions made subsequent to that date.

vi) Goodwill is restated based on the NCPI.

vii) Stockholders' equity is restated based on the NCPI by considering the age of the contributions and that of earnings or losses generated. The restatement of stockholders' equity represents the amount necessary to maintain shareholders' investment in terms of the purchasing power of the currency at fiscal year-end of the last year reported.

viii) Deficit on restatement (restated to 2002 fiscal year-end constant Mexican Pesos) represents the accumulated monetary effect at the date on which the financial statements were adjusted for the first time, plus (less) the deficit (surplus) generated from comparing the restatement of nonmonetary assets based on replacement costs and/or specific costs and the restatement thereof made by applying the NCPI. Effective 1997, that deficit or surplus is only generated by restating inventories to replacement costs and restating permanent investment in stock to specific costs above or below the NCPI. As of December 31, 2001 and 2002, a loss was generated in the amounts of $196,799 ($208,017 at fiscal year-end constant Mexican Pesos) and $336,449, respectively.

d. Cash and cash equivalents

Cash consists basically of non-interest bearing bank deposits. Cash equivalents are comprised mainly of short-term investments (highly liquid that have a ninety day term of maturity or less when acquired) in banking institutions, payable on demand, at variable interest rates. Investments are valued at market value (cost plus accrued interest).

e. Allowance for doubtful accounts

The allowance for doubtful accounts represents the Group's estimate of the probable loss inherent to all receivables considering: (i) the general historical trend of payment performance of customers, and (ii) factors surrounding the credit risk of specific customers.

f. Goodwill

Goodwill derived from acquiring shares of capital stock of subsidiary companies at a price exceeding that of their book value is amortized over the term during which the Group's management estimates that the additional benefits of such investments will be generated, without exceeding twenty years. Book value is substantially equal to the "fair value" of the net assets acquired as a result of their restatement through the acquisition date. The unamortized portion of goodwill applicable to each acquired subsidiary is periodically reviewed, decreasing the remaining amortization period if economic and circumstantial factors surrounding the Group suggest that goodwill might be impaired. As of December 31, 2001 and 2002, the amortization of goodwill expensed amounted to $21,453 ($22,675 at fiscal year-end constant Mexican Pesos) and $22,068, respectively.

g. Labor obligations

i) Members of the Group that have personnel recognize the labor obligations for retirement pensions and seniority premiums derived from defined benefit plans for all their employees in accordance with the Federal Labor Law, as well as the schemes that have been established for each plan. Seniority premiums are granted for a voluntary separation of personnel, after completing fifteen years of service, and calculated based on the number of years worked. Retirement pensions are granted to all personnel having completed at least ten years of service and have reached sixty-five years of age. Members of the Group are required to pay certain severance benefits only to employees that are dismissed without proper cause. These payments (which are made to employees during the normal course of operations), for non-substitute indemnification of a retirement pension, are expensed when paid, since it is impracticable to estimate the number of employees that will be dismissed during the normal course of operations. This provision is virtually identical to the U.S. GAAP provision.

Projected benefit obligations, unamortized items, and the net periodic cost applicable to retirement pensions and seniority premiums are determined by using the "projected unit credit method", in conformity with Bulletin D-3, "Labor obligations". This method is virtually identical to the method under U.S. GAAP.

Members of the Group with employees have incorporated a fund in an irrevocable trust in a financial institution. The purpose of this fund is to meet the labor obligations referred to above. During 2001 and 2002, contributions to the fund based on actuarial computations amounted to $4,000 and $4,279, at nominal value, respectively. As of December 31, 2001 and 2002, fund assets consisted primarily of equity securities, as well as investments in fixed income securities issued by Mexican companies, that are traded on the Mexican Stock Market

ii) The relevant information of the study performed by independent actuaries, with regard to the retirement pension and seniority premiums of the Members of the Group that have employees, is summarized below. The rates referred to below with regard to the actuarial assumptions are stated in real terms (nominal rates at market discounted for inflation). The amounts referred to in the tables below applicable to 2001 have not been restated to Mexican Pesos of purchasing power as of December 31, 2002. They are presented at nominal value as disclosed by the independent actuaries.

	2001	2002
Labor liability		
Vested benefit obligation	$ 70,402	$ 77,344
Non-vested benefit obligation	7,409	13,109
Accumulated benefit obligation	77,811	90,453
Additional benefit related to future compensation increases	31,368	37,053
Projected benefit obligation	109,179	127,506
Fair value of plan assets	43,021	40,321
Unfunded projected benefit obligation	66,158	87,185
Unrecognized net transition obligation	(42,419)	(43,214)
Negative amendments)	14,618	14,433
Unrecognized net loss	(39,021)	(39,862)
(Prepaid) unfunded accrued pension cost and seniority premium to be recognized	$ (664)	$ 18,542
Component of net periodic cost		
Service cost	$ 3,659	$ 5,151
Interest on projected benefit obligation	6,080	6,871
Expected return on plan assets	(4,144)	(3,867)
Amortization of unrecognized obligations	3,001	3,114
Amortization of amendments	(776)	(772)
Amortization of losses	930	1,768
SFAS 88 cost	-	1,950
Other	-	810
Net periodic cost	$ 8,750	$ 15,025
Assumptions		
Discount rate	6%	6%
Rate of salary increase	2%	2%
Return on plan assets	8%	8%

h. Comprehensive income

Comprehensive income consist of the net income (loss) for the period presented in the income statement, plus other results for the same period reflected directly in the statement of stockholders' equity pursuant to specific regulatory provisions, as earning (loss) on restatement, and the deferred income tax effect. Comprehensive income does not include capital contributions or reductions. Components of the comprehensive income are disclosed in the stockholders' equity.

i. Income tax and employee profit sharing

i) The Group records the provision for both income tax and employee profit sharing based on the amount payable determined based on taxable income, applicable to each of those items. Income (loss) for tax purposes differs from income (loss) for book purposes, due to the temporary and permanent items that apply to revenues and expenses recognized for tax and book purposes in different periods.

ii) Bulletin D-4, "Accounting for Income Tax, Assets Tax and Employees' Profit Sharing", which provisions became effective on January 1, 2000, and Circular 54, "Bulletin D-4 Interpretations", which clarified a number issues concerning the application of Bulletin D-4, both of them issued by Mexican Institute of Public Accountants or "MIPA", require the Group to calculate deferred income tax by using the "comprehensive asset and liability method". Pursuant to this method, the deferred income tax liability is recorded for all temporary differences. On the other hand, the deferred income tax asset is only recorded under certain circumstances. The deferred income tax liability and/or asset is classified as a noncurrent item. The deferred income tax liability and/or asset is calculated by applying the applicable income tax rate to the taxable and/or deductible temporary differences between the accounting and tax values of assets and liabilities as of the date of the relevant financial statements, as well as the amount of tax loss carryforwards. The applicable income tax rate applies to the fiscal year-end tax rate. In the event of any change of the income tax rate, effective subsequent to the fiscal year-end of each year, the income tax rate that will be in effect at the time it is estimated that the temporary differences are realized or paid will be applied. Bulletin D-4 will continue to impact the effective income tax rate in future periods. Asset tax paid in the year and in prior years which is recoverable, as discussed in Note 12) hereinbelow, is only recognized as a deferred income tax asset, under certain circumstances.

The Group has made a valuation allowance to determine (based on the weight of available evidence that includes the evaluation of the benefit of tax loss carryforwards) the amount of deferred income tax asset that will be recorded, in the event that it is more likely that a certain portion or all of the deferred tax asset to be not realized.

The deferred employee profit sharing effect is only recorded when it is reasonably presumed that temporary items (between accounting income and tax income of the year) that gave rise thereto are going to result in a future asset or liability, and there is no evidence that such a situation is going to change. At 2001 and 2002 fiscal year-end, the consolidated subsidiaries of the Group had no temporary items of that nature, in accordance with Mexican GAAP.

iii) As discussed in Note 12) hereinbelow, the Group prepares its income tax returns and asset tax returns on a consolidated basis. The Group's consolidated subsidiaries meet the characteristics set forth in the Income Tax Law for "controlled companies". The tax benefit of consolidation is recognized in the year in which it is generated. The Group recognized the impact of the eliminations that should be recorded, which are derived from book consolidation and tax consolidation. Consequently, the Group's consolidated financial statements reflect the amount of the provision for income tax (of the Company and each one of its consolidated subsidiaries), adjusted for the impact of consolidation.

j. **Foreign currency denominated transactions**

Foreign currency denominated transactions are recorded at the current exchange rate at the date on which they are entered into or paid. Foreign currency denominated assets and liabilities are translated to Mexican Pesos by using the exchange rate published by the Central Bank of Mexico at month-end. Exchange fluctuations arise between the current exchange rate at the date on which the transaction is entered into and the current exchange rate at the date when it is paid and/or valued. The foregoing effect is included in income statement in the line item "Comprehensive cost of financing".

k. **Earnings (loss) per share**

Earnings (loss) per share are determined based on the weighted average common shares outstanding during the years and earnings (loss) for common shareholders, in conformity with Bulletin B-14, "Earnings per share"..

l. **Revenues recognition**

Revenues are recognized upon total completion of the following: (i) persuasive evidence that an arrangement exists, (ii) delivery has occurred, (iii) the seller's price to the buyer is fixed or determinable, and (iv) collectively is reasonable assured.

NOTE 5 Accounts receivable:

	2001	2002
Trade receivables	$ 2,807,311	$ 3,256,341
Allowance for doubtful accounts	(97,574)	(160,115)
	2,709,737	3,096,226
Value added tax recoverable	35,416	27,567
Income tax recoverable	70,839	36,948
Other	31,571	74,605
	$ 2,847,563	$ 3,235,346

NOTE 6 Inventories:

	2001	2002
Pharmaceutical products	$ 1,618,203	$ 1,955,607
Beauty care products	638,674	446,560
Books and magazines	208,953	254,290
Stationery	785	-
Electric appliances	10,213	4,805
Groceries	-	44,780
Other	24,438	12,919
	2,501,266	2,718,961
Estimate for slow-moving magazines inventory	(22,121)	(25,786)
	2,479,145	2,693,175
Merchandise-in-transit	339,609	241,069
	$ 2,818,754	$ 2,934,244

Merchandise-in-transit applies mainly to pharmaceutical products. The title has been transferred to the Group

NOTE 7 Property and equipment:

	Total 2001	Original cost 2002	Restatement 2002	Total 2002
Building	$ 753,105	$ 243,497	$ 498,584	$ 742,081
Machinery and equipment	80,290	37,815	44,426	82,241
Transportation equipment	197,103	128,390	100,847	229,237
Office equipment	126,404	42,959	83,818	126,777
Computer equipment	228,162	119,711	121,834	241,545
	1,385,064	572,372	849,509	1,421,881
Less-accumulated depreciation	(645,890)	(291,850)	(415,014)	(706,864)
	739,174	280,522	434,495	715,017
Land	265,190	51,079	208,484	259,563
Construction-in-progress	32	-	-	-
	$ 1,004,396	$ 331,601	$ 642,979	$ 974,580

The restatement of property and equipment of the subsidiary Drogueros, whose net replacement value as of December 31, 2001 and 2002 is included in the foregoing summary, amounts to $115,662 and $111,840, respectively. That restatement was determined by applying the NCPI to the historical value of the property and equipment of Drogueros from their respective dates of acquisition.

The average annual depreciation rates for 2001 and 2002 were as follows:

Buildings and improvements	2.10%
Machinery and equipment	6.09%
Transportation equipment	10.15%
Furniture and fixtures	6.50%
Computer equipment	11.15%

NOTE 8 Related party balances and transactions:

As of December 31, 2001 and 2002, payable balances to related parties Xtra Inmuebles, S.A. de C.V. and Pastas Molisaba, S.A. de C.V. amounted to $219 ($231 at 2002 fiscal year-end constant Mexican Pesos) and $517, respectively. Those balances derived from real property leased and miscellaneous articles purchased are included in the balance sheet under the line item "Other payables and accrued liabilities". Through 2001 and 2002, the leases expensed amounted to $3,720 ($3,932 at 2002 fiscal year-end constant Mexican Pesos) and $4,092, respectively. During 2001, the miscellaneous articles expensed amounted $201 ($212 at 2002 fiscal year-end constant Mexican Pesos).

The Group's management believes that all related party transactions referred to above were negociated and conducted on an arm's length basis. During 2001 and 2002, the Group had no other related party agreement, except for the balances and transactions referred to above.

NOTE 9 Restructuring of bank loans and long-term debt:

a. Through a "mortgage backed clean credit opening contract" with Scotiabank Inverlat, S.A. ("Scotiabank") dated June 29,2001, Casa Saba obtained a loan in the amount of $645,000 ($697,091 at fiscal year-end constant Mexican Pesos). The proceeds from this loan were used to prepay all of the Group's outstanding restructured indebtedness referred to in paragraph d) below.

Indebtedness outstanding under the Scotiabank loan will be payable in fifty-four monthly installments (consisting of principal and interest) from July 18, 2001 through December 31, 2005. Prepayments of principal in whole or in part are permitted. This loan bears interest at a variable rate equal to the Equilibrium Interbank Interest Rate published by the Central Bank of Mexico, in effect from time to time, plus 1.75%. The following table sets forth the aggregate amount of payments due under this loan on an annual basis through 2005:

Year of expiration	Amount
2003	155,004
2004	180,000
2005	183,996
	519,000
Less:	
Prepayments of principal	(321,000)
	$ 198,000

In conformity with contract terms, prepayments on principal made through 2001 and 2002 in the amount of $321,000 referred to in above will be applied to the last installments that will be mature in 2004 and 2005. Prepayments do not generate any penalty payable by Casa Saba.

The Scotiabank loan is secured by a mortgage that encumbers property and equipment, as well as accounts receivable used as collateral. In addition, Casa Saba and all of the Group's consolidated subsidiaries referred to in Note 2) hereinabove were established as joint and several obligors with regard to the credit. At the date of the auditors' report, Casa Saba and the joint and several obligors were in compliance with the financial ratios, as well as the "affirmative and negative covenants" set forth in the loan contract.

b. On December 16, 2002, Casa Saba obtained an unsecured loan in the amount of $200,000. The proceeds from this loan were used for the working capital of Casa Saba. This loan was paid in full on its due date, February 14, 2003. The loan bore interest at an 9.3% annual market rate.

c. As of December 31, 2001 and 2002, short and long-term bank debt in constant Mexican Pesos was as follows:

Type of loan	Balance at year-end	Weighted average interest rate at year-end
	2001	
Secured loan - short-term		
Mexican Pesos	$ 321,330	14.94%
Secured loan - long-term		
Mexican Pesos	400,605	14.94%
	$ 721,935	
	2002	
Secured loan - short-term		
Mexican Pesos	355,004	9.88%
Secured loan - long-term		
Mexican Pesos	42,996	9.88%
	$ 398,000	

Applicable interest rates are adjusted monthly, in accordance with market rates, hence, the carrying value of the liability is equivalent to its market value as of December 31, 2001 and 2002.

d. Through a "mortgage backed clean credit opening contract" with Banco Nacional de Mexico, S. A. ("Banamex") dated December 5, 2000, Casa Saba had obtained a loan in the amount of $687,192 ($758,321 at fiscal year-end constant Mexican Pesos). The proceeds from this loan were used to prepay to Banamex, in its capacity as Bank-Agent, all of the Group's outstanding restructured indebtedness, coming from a certain "Debt recognition agreement, opening of clean credit, and restructuring of liabilities" dated January 12, 2000.

Indebtedness outstanding under the Banamex loan would be payable in fifty monthly installments (consisting of principal and interest) from December 18, 2000 through January 5, 2005. Prepayments of principal were permitted. This loan bore interest at a variable rate equal to the Equilibrium Interbank Interest Rate published by the Central Bank of Mexico, in effect from time to time, plus 2.5%.

The Banamex loan was secured by a civil and industrial mortgage that encumbered accounts receivable, inventories, and property and equipment of Casa Saba. In addition, the Company and all of its Group's consolidated subsidiaries were established as joint and several obligors with regard to the credit. Casa Saba and the joint and several obligors were in compliance with the financial ratios, as well as the "affirmative and negative covenants" set forth in the loan agreement.

Pursuant to the terms set forth in the "mortgage backed clean credit opening contract" referred to in paragraph a) above, the terms and conditions of the loan obtained from Banamex are no longer applicable.

NOTE 9 Deferred income tax and employee profit sharing effect:

As of December 31, 2001 and 2002, the deferred income tax liability effect determined in accordance with Bulletin D-4 issued by MIPA was as follows:

	2001	2002
Excess of accounting over tax value of assets and liabilities, net	$ 2,179,971	$ 2,471,224
Tax loss carryforwards	(1,324,171)	(932,264)
	855,800	1,538,960
Deferred income tax liability	299,530	538,636
Less-		
Asset tax recoverable	(40,555)	(64,711)
Deferred income tax liability effect	$ 258,975	$ 473,925

As of December 31, 2001 and 2002, the excess of accounting over tax value of assets and liabilities refers mainly to the line items of inventories, property and equipment, and certain prepaid expenses recorded in the line item "Other assets". At those year-ends, the provision for deferred income tax applied to the income statement amounted to $82,744 ($87,461 at fiscal year-end constant Mexican Pesos) and $136,366, respectively.

As of December 31, 2001 and 2002, the Group did not determine a deferred employee profit sharing effect, as there were no significant temporary items that would have generated a future liability or asset, as discussed in Note 4i) hereinabove.

NOTA 10 Consolidated foreign currency position:

As of December 31, 2001 and 2002, assets and liabilities denominated in U.S. Dollars were as follows:

	2001	2002
Current assets	USD 3,586	USD 3,617
Current liabilities	592	104
Net	USD 2,994	USD 3,513
Net (at fiscal year-end constant Mexican Pesos)	$ 29,020	$ 36,228

As of December 31, 2001 and 2002, the Group valued its U.S. Dollars denominated assets and liabilities at the fiscal year-end exchange rate of $9.17 (pesos) and $10.31 (pesos) per dollar, respectively, published by the Central Bank of Mexico in the Official Daily Gazette of the Federation.

As of February 19, 2003, issue date of the accompanying financial statements, the consolidated net U.S. Dollar position was similar to that of December 31, 2002 and the exchange rate was $10.77 (pesos) per Dollar.

NOTA 11 Stockholders' equity

Capital structure

As of December 31, paid-in capital was as follows:

		Par value	
	Number	2001	2002
Fixed capital without retirement rights	265,149,080	$ 167,730	$ 167,730
Variable capital	270,280	173	173
	265,419,360	$ 167,903	$ 167,903
At fiscal year-end constant Mexican Pesos		$ 920,963	$ 920,963

As of December 31, 2001 and 2002, capital stock was comprised of 265,419,360 fully paid and non-assessed Ordinary Shares, without par value. *Variable capital shares may not exceed ten times the amount of the fixed* minimum capital stock.

Repurchase and resale of own shares

At the General Ordinary and Extraordinary Stockholders' Meeting held on April 25, 2002, the stockholders resolved that maximum amount geared toward Company's own share repurchases should be equivalent to 15% of the Company's stockholders' equity as of December 31, 2001, without exceeding retained earnings at that date. The amount of the reserve for own share repurchases shown in the accompanying statements of stockholders' equity was taken from retained earnings. During 2001 and 2002, the shareholders did not approve any specific amount to increase this reserve.

As of December 31, 2001 and 2002, the number of shares available for resale was 14,729,720 valued in the amount of $100,446 ($141,070 at fiscal year-end constant Mexican Pesos). In accordance with the General Corporate Law, the Company should sell its owns shares available in the treasury in a three months period, effective the date on which the Company may legally dispose of those shares. Those shares can not be represented at the stockholders' meeting, as long as the shares belong to the Company. During 2001 and 2002, the shareholders did not approve some specific number of shares and Peso amount for repurchase or resale of own shares.

Legal reserve

Net income generated by the Company is subject to the legal provision that requires appropriating 5% of the Company's income to a legal reserve until that reserve equals 20% of the Company's capital stock. Amounts from this reserve may not be distributed to the Company's stockholders, except as stock dividends. As of December 31, 2001 and 2002, the Company's legal reserve was $52,722 at fiscal year-end constant Mexican Pesos, which is included in the balance sheet under the caption "Retained earnings".

Distribution of earnings and capital reductions

Any dividends distributed to stockholders must first be paid out of the consolidated "Reinvested net taxable income account" ("CUFINER"). Once the CUFINER has been depleted, any dividends may be paid out of consolidated "Net taxable income account" ("CUFIN"). Any dividends paid out of CUFIN in excess of its balance will be subject to a 51.52% definite tax payable by the Company. Both the CUFINER and CUFIN are determined in accordance with currently enacted tax legislation. The balance of those accounts can be restated based on the NCPI up to the time when the dividend is paid. As of December 31, 2001 and 2002, the restated balance of the CUFIN was not determined. There was no balance in the Group's CUFINER as of December 31, 2001 and 2002.

By virtue of "Comprehensive Fiscal Reform" discussed in Note 12) hereinbelow, the determination of consolidated CUFINER was eliminated.

The excess of capital reimbursement per share paid to stockholders over the balance of the consolidated "Restated contributed capital per share account", *should be treated as a distributed dividend. The excess will be assessable in* accordance with the specific procedure provided for in the Income Tax Law. Restated contributed capital per share account is determined in accordance with currently enacted tax legislation.

In addition, effective 2002, 7.7% income tax withholding rate applicable to dividends paid to individuals or foreign residents was eliminated, in accordance with "Comprehensive Fiscal Reform", as discussed in Note 12) hereinbelow

Dividends among companies of the Group

Dividends distributed among consolidating companies that are not paid out of CUFINER and CUFIN will be subject to income tax at the time when the shares of the controlled subsidiary distributing them are sold either in whole or in part, when the equity stake is reduced in the consolidated subsidiary or when the Group is dissolved or no longer consolidates.

At the General Ordinary Stockholders' Meeting held on November 29, 2001, the stockholders of Casa Saba declared a dividend payment in the amount of $520,000 ($549,640 at fiscal year-end constant Mexican Pesos), payable to the Company. That dividend was paid out of the CUFIN of Casa Saba.

NOTE 12 Tax system:

a. Consolidated income tax due:

i) In 2001 and 2002, the income tax rate was 35%. In accordance with the "Comprehensive Fiscal Reform" became effective on January 1, 2002, the income tax rate applicable on income taxable will be reduced gradually, hence, a 34% tax rate will be applied in fiscal 2003, 33% in fiscal 2004; and finally 32% in fiscal 2005. Consequently, effective 2002: (i) the option to defer the 5% payment on income tax was eliminated (the amount of deferred income tax which would have been previously determined will be paid at the time when dividends are paid out of the CUFINER referred to above), and (ii) the determination of the consolidated CUFINER was eliminated as well. As of December 31, 2001 and 2002, the consolidating companies neither had deferred any income tax payment, nor had any CUFINER'S balance, as discussed in Note 11), hereinabove.

In 1995, the Group received an authorization from the Ministry of Finance and Public Credit to determine its income and assets taxes on a consolidated basis. Either consolidated taxable income or consolidated tax loss are determined in accordance with the "consolidative equity" of the Company and that of its consolidated subsidiaries. "Consolidative equity", as provided for in the Income Tax Law represents 60% of the equity stake (economic interest) that the Company holds in all of its consolidated subsidiaries. Effective 2002, consolidative equity applicable to the

Company, in its capacity as a "holding company", is 60% instead of 100% of the consolidative equity that was recognized up to 2001. Consequently, effective 2002, taxable income or tax loss reported for the Company, in its capacity as a holding company, and for all of its consolidated subsidiaries is incorporated in to the Group's consolidated taxable income or consolidated tax loss in that proportion. The remaining 40% of that taxable income or tax loss generated is reported separately by the Company and by all of its consolidated subsidiaries. The Company and each of its consolidated subsidiaries determine and record their income tax and asset tax as if each one of the companies separately filed the total income tax and asset tax due in the year, in accordance with Tax Legislation.

ii) One of the Group's consolidated subsidiaries (Transportes Marproa, S.A. de C.V., which assets and revenues are not material to the Group's consolidated operations), was authorized to file a tax return and pay its taxes separately from the Group under a special tax regime known as the "Simplified regime". Under this special regime, the subsidiary pays and records its income tax, based only on cash-in and cash-out with regard all of its transactions carried out during the year.

iii) Up to December 31, 1998, the Group determined its consolidated taxable income and/or consolidated tax loss in conformity with the equity stake (interest economic) held by the Company in its consolidated subsidiaries at that date. In conformity with the amendments of the "Rules governing tax consolidation" of 1999, published in the Official Daily Gazette of the Federation on December 31, 1998, the determined consolidated taxable income and/or consolidated tax loss included, in addition to income or loss generated by Company, "Consolidative equity" in its consolidated subsidiaries, as explained in paragraph i) referred to in above.

Notwithstanding that on March 9, 1999, the Group obtained constitutional relief and protection from the Federal Court against the amendments provided for in the "Rules governing tax consolidation" referred to above, from 1999 the Group has determined its consolidated taxable income in conformity with those amendments.

Reconciliation of book and taxable income

Income tax due is determined by taking into account the impact of inflation on depreciation of restated fixed assets, the deduction and/or accumulation of the annual inflationary adjustment of monetary assets and monetary liabilities, which is similar in concept to the gain on monetary position discussed in Note 4c), as well as the deduction of purchases of inventories instead of the book cost of sales.

As of December 31, 2001, the Group incurred in a consolidated tax loss in the amount of $174,530 ($184,480 at fiscal year-end constant Mexican Pesos). In 2002, consolidated taxable income in the amount of $359,028 was incurred. Consequently, income tax amounted to $125,660. The effect of thereof fully offset by prior year tax loss carryforwards, in accordance with Income Tax Law provisions. The foregoing effect is shown in the accompanying statement of income. The consolidated tax loss and/or consolidated taxable income incurred in 2001 and 2002, respectively, differ from book income of those years due mainly to the annual inflationary adjustment of monetary assets and monetary liabilities, as well as excess of accounting over tax depreciation, the deduction of purchases of inventories in excess of the book cost of sales, and the effect offset by prior year tax loss carryforwards.

b. Consolidated asset tax due

Consolidated asset tax due is calculated by applying a 1.8% annual rate to the amount resulting from the average restated value of the assets less the average nominal value of certain debts. The restated value of the assets results from adding the average restated value of the assets of the Company to the average restated value of the assets of its consolidated subsidiaries in the equity stake held by the Company in its consolidated subsidiaries. The average nominal value of debts results from adding the average nominal value of certain debts of the Company to the average nominal value of certain debts of its consolidates subsidiaries in the equity stake held by the Company in its consolidated subsidiaries.

Asset tax is only paid in the amount in which it exceeds income tax of the year. Income tax paid during the year may be credited against asset tax due in the same year. In accordance with currently enacted Tax Legislation, asset tax paid in excess of income tax due in the same period may be recovered over a ten years term, under certain circumstances. On the other hand, income tax paid in excess of asset tax due may be credited for immediately foregoing three years, under certain circumstances. As of December 31, 2001 and 2002, consolidated asset tax due amounted to $5,379 ($5,686 at fiscal year-end constant Mexican Pesos) and $47,160, respectively.

In accordance with the Asset Tax Law, the amount of the debts contracted with the financial system or its intermediaries can not be reduced from the average restated value of the assets referred hereinabove. On August 26, 1999, Grupo Casa Autrey, S.A. de C.V. (now Grupo Casa Saba, S.A. de C.V.), Casa Autrey (now Casa Saba), and Drogueros filed a proceeding for annulment with the Federal Tax Court in order to make that deduction for the determination of the asset tax due.

On February 15, May 31, and June 30, 2000, the Federal Tax Court handed down a favorable ruling for Grupo Casa Autrey, S.A. de C.V., Casa Autrey, and Drogueros, respectively. During 2002, Grupo Casa Saba, S.A. de C.V. required the Ministry of Finance and Public Credit to refund the asset tax paid derived from the favorable ruling issued by the Federal Tax Court in the amount of $40,596. This amount is shown in the accompanying statement of income.

c. Tax loss carryforwards and asset tax recoverable

i) As of December 31, 2002, the consolidated Group had incurred accrued tax loss carryforwards for income tax purposes and had asset tax recoverable. Tax loss carryforwards can be credited against taxable income that could be generated in the future over a ten years term. Tax loss carryforwards can be indexed based on the NCPI factor from the date incurred up to the sixth month of the year in which they can be offset against taxable income. On the other hand, asset tax recoverable can be indexed from the date on which the recoverable balance is generated up to the date when that balance is recovered.

As of December 31, 2002, the indexed amount of tax loss carryforward and asset tax recoverable were as follows:

Year incurred	Tax loss carryforward	Asset Tax recoverable	Year of expiration
1995	$ -	$ 3,697	2005
1996	-	13,854	2006
1998	706,903	-	2008
2000	174,171	-	2010
2001	189,088	-	2011
2002	-	47,160	2012
	$ 1,070,162	$ 64,711	

ii) Effective 1999, tax losses of consolidated subsidiaries expire individually in the future over ten years term, effective the date on which tax losses are generated. The effect of these tax losses restated by applying the NCPI factor should be reversed in the tax consolidation in the year that the consolidated subsidiary loses the carryforward right.

Prior to the authorization to consolidate for tax purposes, some subsidiaries of the Group incurred losses for income tax purposes and had asset tax recoverable. Tax Legislation allows tax loss carryforwards to be credited against future taxable income in individual and consolidated manner, as well as the recovery of assets taxes. The use thereof depends on the capacity of the Group's consolidated subsidiaries to generate taxable income individually in the future. As of December 31, 2002, the restated balances for those items were as follows:

Year Incurred	Tax loss carryforward	Asset tax recoverable	Year of expiration
1993	$ -	$ 3,861	2003
1994	234	1,110	2004
1995	1,092	-	2205
1996	3,859	2,600	2006
1997	-	4,159	2007
	$ 5,185	$ 11,730	

d. Employee profit sharing

The Federal Labor Law provides that the Group's consolidated subsidiaries that have personnel are obligated to pay profit sharing to their employees. The amount of this profit sharing is calculated by applying a 10% rate on taxable income determined for each subsidiary, in accordance with the Income Tax Law. As discussed in Note 4i) hereinabove, as of December 31, 2001 and 2002, no deferred effect was recorded in accordance with Mexican GAAP.

NOTE 13 Segment information:

Although the Group distributes five products lines, it considers all of its operations as, and reports the results of all of its operations to management as, a single business segment, as discussed in Note 2) hereinabove.

Revenue attributable to each of the five product lines for the years ended December 31, 2001 and 2002, were as follows:

	Millions of Pesos	
	2001	2002
Pharmaceutical products	$ 14,478	$ 15,573
Health-and-beauty/other products	1,695	1,738
Entertainment products	769	704
Food/non-perishable products	160	154
Office/electronic products	60	38
Total	$ 17,162	$ 18,207

NOTE 14 New Mexican accounting pronouncements:

i) On November 24, 2001, the Mexican Institute of Public Accountants ("MIPA") issued the revised Bulletin C-9, "Liability, Provisions, Contingent Assets and Liabilities and Commitments" ("Bulletin C-9"), which sets forth a methodology for valuation, presentation and disclosure for commitments, as well for valuation and disclosure of contingent assets and liabilities, and for disclosure for commitments. This Bulletin requires that: (a) all contingent assets that have a practical true realization must be accounted and disclosed in the financial statements; (b) contingent assets that have a probable realization cannot be accounted, but must be disclosed; and (c) contingent assets that do not have a probable realization and cannot be accounted for in the financial statements are not required to be disclosed. Bulletin C-9 requires disclosure of committed amounts when it represents significant fixed assets additions. The Bulletin C-9 provisions are required to be applied beginning on January 1, 2003, although early adoption is recommended. The Company does not believe this provision will have a material effect on its income statement or financial position.

ii) On December 6, 2001, MIPA issued revised Bulletin C-8, "Intangible Assets" ("Bulletin C-8"), which defines intangible assets as costs incurred and rights or privileges acquired with intention that they generate a specific future economic benefit. Bulletin C-8 sets forth that pre-operating costs should be expensed as a period cost, unless they could be classified as development costs. Bulletin requires that intangible assets with finite useful life should be amortized over its useful life. The Bulletin C-8 provisions are required to be applied beginning on January 1, 2003, although early adoption is recommended. The Company does not believe this provision will have a material effect on its income statement or financial position.

NOTE 15 Supplementary U.S. GAAP disclosures:

Differences between Mexican and U.S. GAAP

The Group's consolidated financial statements are prepared based on Mexican GAAP which differ in certain material respects with U.S. GAAP. A partial reconciliation of the consolidated net income for the years ended December 31, 2001 and 2002, and stockholders' equity as of December 31, 2001 and 2002 to U.S. GAAP, as permitted by the regulation of the U.S. Securities and Exchange Commission through Form 20-F, is presented in paragraph b) hereinbelow. This partial reconciliation to U.S. GAAP does not include the reversal of the restatement of the financial statements to recognize the impact of inflation, as required under Mexican GAAP, Bulletin B-10, as amended. The application of Bulletin B-10 represents a comprehensive measure of the impact of price-level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

Other than inflation accounting, the principal differences between Mexican GAAP and U.S. GAAP that affect the consolidated financial statements are described below along with an explanation, where appropriate, of the method used to determine the adjustments between Mexican GAAP and U.S. GAAP.

a. Statements of Cash Flows

Under Mexican GAAP, the Group prepares the consolidated statements of changes in financial position in accordance with Bulletin B-12, "Statement of Changes in Financial Information". Bulletin B-12 specifies the appropriate presentation of this statement when the financial statements have been restated to constant Mexican Pesos in accordance with the Third Amendment (modified) to Bulletin B-10. Bulletin B-12 identifies the generation and application of resources representing differences between beginning and ending balance sheets in constant Mexican Pesos, excluding the effect of the heading "Deficit on restatement". The Bulletin also requires treating monetary gains and losses and unrealized foreign currency transactions gains and losses as cash items in the determination of resources provided by operations. Consequently, the changes included in this statement constitute cash flow activity stated in constant Mexican Pesos. In accordance with Mexican GAAP, the changes in current and long-term debt related to restatement to constant Mexican Pesos are presented in the consolidated statements of changes in financial position as a resource used in financing activities, and the gain or loss on monetary position is presented as a component of operating activities.

Under Statement of Financial Accounting Standard No. 95, "Statement of Cash Flows" ("SFAS 95"), a statement of cash flows is required, which presents only cash movement and excludes non-cash items. SFAS 95, does not provide guidance with regard to inflation-adjusted statements of changes in financial position. If the gain on monetary position were treated as a component of financing activities, resources provided by (used in) operating activities would be $(236,560), and $(203,230), and net cash (used in) provided by financing activities would be $79,905 and $(199,645), in 2001 and 2002, respectively.

b. Deferred income taxes and employee profit sharing

i) The Group adopted SFAS No. 109, "Accounting for income taxes" ("SFAS 109") for U.S. GAAP reconciliation purposes. SFAS 109, determines the deferred income tax effect by using the "comprehensive asset and liability method". Pursuant to this method, the deferred income tax effect is recorded for the tax future consequences of all temporary differences between accounting and tax values of assets and liabilities, as of the date of the relevant financial statements. The main temporary differences, which generated the deferred income tax under U.S. GAAP are the deduction of purchases of inventories for tax purposes versus cost of sales for financial statement purposes, differences in depreciation rates applicable to fixed assets for book and tax purposes, and the related effects of restatement and tax loss carryforwards that reduce future taxes payable. In addition, SFAS 109 requires deferred income tax asset to be reduced by a valuation allowance if, based on the weight of available evidence (that includes the evaluation of the benefit of the tax loss carryforwards), it is more likely than not that some portion or all of the deferred income tax asset will not be realized. As described in Note 12b), Mexican Tax Law requires payment of 1.8% tax on the Group's net assets which may be used to offset future income tax obligations. Under SFAS 109, such amounts are treated as a deferred tax benefit and offset by a valuation allowance, if required. These provisions are virtually identical to Mexican GAAP effective on January 1, 2000, as referred in Note 4i) hereinabove.

- For U.S. GAAP purposes all of the changes in the required deferred income tax effect during the year are allocated entirely in the income statement, except for the deferred income tax effect derived from temporary differences attributed to changes in other stockholders' equity accounts. In that event, such an effect is applied directly to the specific stockholders' equity account that generate such changes.

- In addition, under U.S. GAAP the deferred income tax effect should be classified as a current and noncurrent, based on the classification of the asset and liability items that give rise to it. As of December 31, 2001 and 2002, the deferred income tax effect under Mexican and U.S. GAAP was classified as follows:

	Constant Mexican Pesos			
	Mexican GAAP		U.S. GAAP	
	2001	2002	2001	2002
Current	$ -	$ -	$ 653,750	$ 627,534
Noncurrent	258,975	473,925	(394,775)	(153,609)
	$ 258,975	$ 473,925	$ 258,975	$ 473,925

ii) The Group's consolidated subsidiaries that have personnel are obligated to pay profit sharing to their employees, which is calculated by applying a 10% rate on taxable income determined for each subsidiary in accordance with the Income Tax Law, as explained in Note 12d) above. By virtue thereof, employee profit sharing is subject to the future consequences of temporary differences in the same manner as income tax.

Under Mexican GAAP no deferred employee profit sharing was recorded in 2000, 2001, and 2002, in that the Group's consolidated subsidiaries did not have temporary differences that had generated future liabilities or benefits, as explained in Note 4i) hereinabove. Under U.S. GAAP purposes, *a deferred profit sharing expense and a liability have been calculated.* Therefore, in 2000, 2001, and 2002, the deferred effect not recorded under Mexican GAAP amounted to $146,445, $24,714, and $(48,843), respectively. Accordingly, a reconciling item for the deferred effect not recorded under Mexican GAAP is included in the reconciliation of Mexican to U.S. GAAP. In addition, employee profit sharing is classified as an operating expense for U.S. GAAP purposes.

The components of the U.S. GAAP employee profit sharing liability as of December 31, 2000, 2001, and 2002 were as follows:

	Deferred Employee Profit Sharing Constant Mexican Pesos		
	2000	2001	2002
Current			
Inventories	$ 35,405	$ 48,946	$ 57,240
Non-deductible reserves	(6,189)	(4,449)	(5,111)
	29,216	44,497	52,129
Non-current-			
Property and equipment	5,113	3,580	2,741
Prepaid expenses and prepaid pension cost	(217)	1,621	1,505
Other	-	(41,736)	-
	4,896	(36,535)	4,246
	$ 34,112	$ 7,962	$ 56,375

b. Reconciliation of Mexican GAAP to U.S. GAAP:

Convenience translation

U.S. dollar amounts shown in the tables to above were included solely for the convenience of the reader and are translated from constant Mexican Pesos, as a matter of arithmetic computation only, by using the quoted rate by the Central Bank of Mexico in the Official Daily Gazette as of December 31, 2002 of $10.31 (pesos) per U.S. dollar. That translation *should not be construed as a representation that the Mexican Peso* amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other exchange rate.

Net income and stockholder's equity adjusted to take into account the significant differences between Mexican GAAP and U.S. GAAP, except for the comprehensive effects of price-level changes as required by Mexican GAAP, were as follows:

	Thousands of Mexican Pesos and thousands of U.S. dollars, except per share			
	Year			Convenience Translation
	2000	2001	2002	
Net Income–				
Net income under Mexican GAAP	$ 439,365	$ 428,663	$ 543,930	USD 52,745
U.S. GAAP adjustments-				
Deferred employee profit sharing	146,445	24,714	(48,843)	(4,736)
Impact of inflation accounting on U.S. GAAP adjustments	16,176	1,437	430	42
	162,621	26,151	(48,413)	(4,694)
Net income under U.S. GAAP	$ 601,986	$ 454,814	$ 495,517	USD 48,051
Weighted average common shares outstanding (millions)	265,419	265,419	265,419	
Basic and diluted earnings per share under U.S. GAAP	$ 2.27	$ 1.71	$ 1.87	

Because Mexican GAAP requires using a comprehensive method for recognizing the impact of inflation and the financial statements are prepared on this basis, the applicable impact of inflation on U.S. adjustments is calculated and included in the heading "impact of inflation accounting on U.S. GAAP adjustments".

	2001	2002	Convenience translation 2002
Stockholders' Equity			
Stockholders' equity under Mexican GAAP	$ 2,773,492	$ 2,980,973	USD 289,064
U.S. GAAP adjustments-			
Reversal of the opening impact of deferred items recorded under Mexican GAAP	33,351	33,351	3,234
Deferred employee profit sharing	(7,962)	(56,375)	(5,467)
	25,389	(23,024)	(2,233)
Stockholders' equity under U.S. GAAP	$ 2,798,881	$ 2,957,949	USD 286,831

Changes in stockholders' equity under U.S. GAAP

	2001	2002
Stockholders' equity under U.S. GAAP as of the beginning of the year	$ 2,552,084	$ 2,798,881
Comprehensive income under U.S. GAAP	246,797	159,068
Approximate majority of stockholders' equity under U.S. GAAP as of the end of the year	$ 2,798,881	$ 2,957,949

Comprehensive income under U.S. GAAP

	2001	2002
Net income under U.S. GAAP	$ 454,814	$ 495,517
Deficit on holding non-monetary assets	(208,017)	(336,449)
Comprehensive income under U.S. GAAP	$ 246,797	$ 159,068

NOTE 16 Other supplementary U.S. GAAP disclosures:

a. Financial instruments with off-balance-sheet risk

Under the provisions of SFAS No. 105, "Disclosure of information about financial instruments with off-balance-sheet risk and financial instruments with concentrations of credit risk", the Group's accounts receivable, which represent receivables from numerous customers including a large retailers, and the Group's cash balances do not represent any significant concentration of risk to the Group.

b. Impairment of long-lived assets

Under U.S. GAAP, an impairment occurs when the total amount of the estimated future cash flow that may be reasonably expected to be obtained through the use of the asset during its remaining economic useful live, reduced by the operating costs and expenses associated with such cash flows, is less than the net book value of the asset. The impairment of a long-lived asset that must be charged to the income statement is that amount by which the net book value exceeds its recovery value. If the adjustment is in order, it is determined by the difference between "fair value" and net book value. SFAS No. 121, "Accounting for the impairment of long-lived assets and for long lived assets to be disposed of", defines "fair value" as the amount at which the asset could be bought or sold in a current transaction between willing parties. The write-down for impairment is not allowed to be reversed. In addition, U.S. GAAP requires valuing fixed assets and some intangibles held for sale at the lower between of net book value or their realization value. The Group does not believe existing changes in circumstances indicate that the net book value of an asset may not be fully recoverable. In addition, the Group does not have any intangible and/or fixed assets held for sale.

In August 2001, SFAS 144, "Accounting for the impairment or disposal of long-lived assets" was issued. This SFAS will supersede SFAS No. 121, and provide a single accounting model for long-lived assets to be disposed of. Although retaining many of the fundamental recognition and measurement provisions of SFAS No. 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. The new rules also supersede the provisions of APB Opinion No. 30, "Reporting the results of operations-reporting the effects of disposal of a segment of a business, and extraordinary, unusual and infrequently occurring events and transactions", with regard to reporting the effects of a disposal of a segment of business and require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period in which the losses are incurred (rather than as of the measurement date of presently required by APB No. 30). SFAS 144 will be effective for the Group at the beginning of fiscal 2003.

c. Quantitative and qualitative disclosures on market risk

The Group is subject to market risks due to interest rate fluctuations that prevail in the domestic economy. Those fluctuations further impact the short and long-term debt generated by loans obtained from Mexican banks for financing its operations. The Group has managed its interest rate risks.

d. Fair value of financial instruments

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable, receivables due from and payable to related parties, and accrued liabilities approximate their fair value due to its short-term nature.

Long-term debt bears interest at value rates and, consequently, carrying value approximates fair value.

e. Derivative instruments and hedging activities

The provisions of SFAS No. 133, "Accounting for derivative instruments and hedging activities", as amended, ("SFAS 133"), requires recording all derivative instruments as either assets or liabilities on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction, and if it is, the type of hedge transaction. SFAS 133 as amended became effective on January 1, 2001. Although, the Group does not currently have derivative instruments or engage in any hedging activities, there can be no assurance that the Group will not do so in the future. Also, Bulletin C-2, "Financial instruments" issued by MIPA, which is similar to SFAS No. 133, became effective in 2001.

f. Comprehensive income

SFAS No. 130, "Reporting comprehensive income", requires reporting that all items that are required to be recognized under accounting standards as components of comprehensive income in a financial statement that is displayed with the same prominence as other financial statements. The adoption of SFAS No. 130 does not impact net (loss) income or shareholders' equity. The Group presents comprehensive (loss) income under U.S.GAAP for 2000, 2001, and 2002 in Note 15) hereinabove.

g. Segment Information

The Group adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 establishes standards for the way that public enterprises must determine and report information or operating segments in its annual and interim reports. Although the Group distributes five product lines, it considers all of its operations as, and reports the results of all its operations to management as, a single business segment. Accordingly, the Group does not maintain separate operating results for each of its five product lines. The Group presents comprehensive (loss) income under U.S. GAAP for 2001 and 2002 in Note 13) hereinabove.

h. Business combinations

In June 2001, SFAS 141, "Business combination" superseded SFAS 38, "Accounting for pre-acquisition contingencies of purchased enterprises" and the APB Opinion 16, "Business combination". SFAS 141 prohibits the use of the "pooling of interest method" and requires the "purchase method" of accounting for business combinations. SFAS 141 is effective July 1, 2001. Although the Group has not currently carried out business combinations, there can be no assurance that the Group will not do so in the future.

i. Goodwill and other intangible assets

In June 2001, SFAS 142, "Goodwill and other intangible assets" superseded APB Opinion 17, "Intangible assets". Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized over their remaining economic useful lives. Instead they will be subject to annual impairment tests in accordance with SFAS 142. Other intangible assets will continue to be amortized over their remaining economic useful lives. SFAS 142 is effective December 15, 2001. The Group does not believe this provision will have a material effect on its income statement or financial position.

INVESTOR RELATIONS

Corporate

Jorge Sanchez L.

Tel. (52)(55)5284 6672

jsanchez@casasaba.com

IR Communications

Ernestina Nevarez

Tel. (52)(55) 5644 1247

enevarez@mcbridecorp.com

casasaba.com


VALORES

SAB

STANDARD & POOR'S

LONG TERM	**mxA+/Positive**
SHORT TERM	**mxA-1**

SAB

Listed

NYSE

OUR PROFILE

With experience acquired over more than 110 years of constant growth, Grupo Casa Saba today is one of the leading distributors in Mexico of pharmaceutical, health, and beauty products. Likewise, it is consolidated in the market of complementary merchandise products of general and exclusive lines, as well as in the distribution of books, magazines, and publications. We have a broad distribution network with national coverage, offering delivery of our products in less than 24 hours to any point in the Mexican Republic.

OUR MISSION

Our goal is to be the leader in the distribution of products in Mexico. Toward that end, and as part of our strategy, we must move ahead to satisfy the needs of our clients, suppliers and business partners, with the goal of surpassing their expectations; to consolidate efficiency and technology in the distribution and marketing of our services; to recognize the value of our people as a basis for the profitability and competitiveness of our company; and to expand our business by creating new, equally relevant markets.

Grupo Casa Saba S. A. de C.V.

Paseo de la Reforma 215 • Lomas de Chapultepec • México, D.F., 11000 • Tel. (52) (55) 52 84 66 00